FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

US Dollar Financials for Feb29, 2004 year end

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: Jul 12, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

July 12, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

US Dollar Financials for Feb29, 2004 year end

cc:

AMS Homecare Inc.

Consolidated

Financial Statements

(expressed in U.S. dollars)

February 29, 2004 and 2003

AMS Homecare Inc.

Consolidated Financial Statements

(expressed in U.S. dollars)

Years Ended February 29, 2004 and 2003

Contents

Page

Notice to Reader

1

Consolidated Balance Sheets

2

Consolidated Statements of Earnings

3

Consolidated Statements of Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6-21

Notice to Reader

These financial statements of AMS Homecare Inc. for years ended February 29, 2004 and 2003 have been translated from audited financial statements of the company reported on June 4, 2004. These have been translated by the management of the company for management purposes and have not been audited, reviewed or otherwise verified for accuracy or completeness.

Accordingly, readers are cautioned that these statements may not be appropriate for their purpose.

Delta, BC

July 8, 2004

Management of the Company

Harj Gill, CEO

Rani Gill, President

AMS Homecare Inc.

Consolidated Balance Sheets

(expressed in U.S. dollars)

As at February 29

      2004

      2003

(Unaudited - see Notice to Reader)

Assets
Current
Receivables	$469,336	$247,791
Inventories	732,144	561,971
Prepaids	80,202	32,160

	1,281,682	841,922

Plant and equipment (Note 4)	34,893	26,048
Intangible assets (Note 5)	48,838	50,919

	$1,365,413	$918,889

Liabilities
Current
Bank demand loan (Note 6)	$586,569	$267,286
Payables and accruals	118,463	266,906
Current portion of long term debt (Note 7)	34,461	26,149
Income taxes payable	903	-

	740,396	560,341

Long term debt (Note 7)	121,675	137,228
Due to shareholders (Note 8)	332,799	233,065

	1,194,870	930,634

Shareholders’ Equity
Capital stock (Note 9)	47,921	47,921
Retained earnings (deficit)	122,622	(59,666)

	170,543	(11,745)

	$1,365,413	$918,889

Commitments (Note 12, 13 & 16)

Contingencies (Note 17)

Approved on behalf of the Board

     “Jan Karnik”     Director

“Rani Gill”     Director

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Earnings

(expressed in U.S. dollars)

As at February 29

2004                     2003                     2002

(Unaudited - see Notice to Reader)

Sales	$3,219,911	$1,727,491	$1,918,311

Cost of sales	2,008,386	1,110,063	1,388,679
Gross profit	1,211,525	617,428	529,632

Expenses
Selling
Advertising and promotion	40,081	52,542	51,976
Communication	27,163	16,162	15,138
Freight and delivery	57,705	35,387	50,165
Salaries and benefits	214,334	138,912	135,475
Stationery and supplies	10,846	6,438	5,434
Travel	55,405	37,367	42,439
	405,534	286,808	300,627
General
Bad debts	13,958	5,284	15,938
Amortization	28,477	14,045	9,777
Insurance	23,772	28,619	17,473
Interest and bank charges	103,315	38,289	28,864
Occupancy	111,832	60,194	52,504
Office and supplies	24,474	12,992	9,315
Professional fees	91,315	103,501	33,718
Public relations	5,898	21,178	-
Salaries and benefits	169,770	167,493	161,735
Transfer agent and regulatory	13,476	14,982	-
Travel	31,771	9,087	-
	618,058	475,664	329,324

Total expenses	1,023,592	762,472	629,951

Income (loss) before other income and income taxes	187,933	(145,044)	(100,319)
Foreign Exchange losses	(6,952)	(27,139)	(235)
Other income	2,186	-	644

Earnings (loss) before income taxes	183,167	(172,183)	(99,910)

Income taxes (recovery) (Note 10)	879	7,701	(1,910)

Net earnings (loss)	$182,288	$(179,884)	$(98,000)

Weighted average common shares outstanding	46,398,891	45,645,101	30,000,000

Earnings (loss) per share, basic and fully diluted	$0.01	$(0.01)	$(0.01)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Shareholders' Equity

(expressed in U.S. dollars)

As at February 29

(Unaudited - see Notice to Reader)

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total

Balance, February 28, 2001	2,100	$265	$355,161	$355,426

Common stock of AMS Homecare Inc. (“AMS”), before reverse take over	13,965,558	2,681,860	-	2,681,860

Acquisition of AMS in a reverse take over (Note 3)	30,000,000	-	(136,943)	(136,943)

Reverse take over adjustment	(2,100)	(2,681,860)	-	(2,681,860)

Net loss, year ended February 28, 2002	-	-	(98,000)	(98,000)

Balance, February 28, 2002	43,965,558	265	120,218	120,483

Issue of shares for finder’s fee (Note 3)	1,750,000	-	-	-

Issue of units for cash (Note 9)	250,000	15,756	-	15,756

Conversion of warrants into common shares (Note 9)	100,000	-	-	-

Issue of units for cash (Note 9)	333,333	31,900	-	31,900

Net loss, year ended February 28, 2003	-	-	(179,884)	(179,884)

Balance, February 28, 2003	46,398,891	47,921	(59,666)	(11,745)

Net earnings, year ended February 29, 2004			182,288	182,288

Balance, February 29, 2004	46,398,891	$47,921	$122,622	$170,543

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Shareholders' Equity

(expressed in U.S. dollars)

As at February 29

2004                       2003

(Unaudited - see Notice to Reader)

Cash derived from (applied to)

Operating
Net earnings (loss)	$182,288	$(179,884)
Amortization	28,477	14,045
Gain on sale of capital assets	(1,285)	-
Changes in non-cash operating working capital (Note 11)	(587,300)	(96,830)
	(377,820)	(262,669)
Financing
Bank demand loan	319,283	24,561
Long term debt	-	163,377
Repayment of Term debt	(7,241)	-
Advances from shareholders	99,734	74,923
Repayments to shareholders	-	-
Capital stock issued	-	47,656
	411,776	310,517

Investing
Acquisition of equipment	(24,105)	-
Proceeds from sale of equipment	11,680	-
Intangible assets	(21,531)	(47,946)
Acquisition costs	-	-
Cash acquired on acquisition of AMS (Note 3)	-	-
	(33,956)	(47,946)

Net decrease in cash	-	(98)

Cash, beginning of year	-	98

Cash, end of year	$-	$-

Non-cash investing and financing items not included in cash flows
Shares issued in reverse take over (Note 3)	$-	$-

Supplemental cash flow information
Interest paid	$77,577	$22,773

Taxes paid	$-	$13,419
See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

As at February 29

(Unaudited - see Notice to Reader)

1.

Operations

The company completed a reverse take-over on February 28, 2002 (Note 3).  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”) ) (Note 3)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Summary of significant accounting policies

Basis of presentation

The accounting parent in the February 28, 2002 reverse take-over is the combined entity consisting of 393231, Ambassador and Shoprider Canada.  These financial statements are presented from the perspective of this combined entity.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.), 393231 B.C. Ltd., Ambassador Holdings Incorporated and Shoprider Canada Mobility Product Partnership.  The accounting principles used conform in all material respects to those generally accepted in the United States of America except as disclosed in Note 19.  All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates

Preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year.  Actual results could differ from those reported.

Revenue recognition

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

2.

Summary of significant accounting policies, (Continued)

Co-operative advertising credits

The company records co-operative advertising credits as they are earned by its customers.  These credits are included in advertising and promotion expenses.

Research and product development

Research costs are expensed as incurred.  Product development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process, and funding for continued development is available.  In these circumstances, the costs are deferred and amortized on a systematic basis once the Company has commenced selling the developed product.  Should the conditions for deferral cease to exist, such deferred costs are charged as a period expense.

Inventories

Inventories, which are predominately finished goods, are valued at the lower of cost and net realizable value.  Cost is determined using a weighted moving average calculation method.

Plant and equipment

Plant and equipment assets are recorded at cost less accumulated amortization, and amortization is calculated on the declining balance method at the following rates:

Automobile

30%

Office furniture and equipment

20%

Warehouse equipment

30%

Leasehold improvements

20%

Computer hardware

30%

Computer software

50%

Distribution rights

The distribution rights acquired in the Three Kay Enterprises Inc. asset acquisition (Note 3) have been capitalized and will be amortized over the term of the distribution agreement which is five years.  Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period in which such a write-down is warranted.

Trademarks

Trademarks consist of legal fees incurred to register certain corporate trademarks. These trademarks are amortized over 60 months on a straight line basis.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

2.

Summary of significant accounting policies, (Continued)

Financing costs

The financing costs are amortized over the term of the loan on a straight-line basis.

Intellectual property

Intellectual property is to be amortized over ten years on a straight-line basis.  The company will review the property for impairment in its value and will record an impairment adjustment in the year in which such a write-down is identified.

Foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into U.S. dollars using the year-end conversion rates.

Revenues and expenses are translated at average monthly rates for the month in which the transactions occurred.  Any resulting gains or losses are included in earnings (loss) for the year.

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding.  The effect of unexercised warrants totalling 250,000 (February 28, 2003:  250,000), convertible into 250,000 common shares are not reflected in calculating earnings per share for the year ending February 29, 2004 and loss per share for the years ending February 28, 2003 an February 28, 2002, respectively, as the effect would be anti-dilutive.

Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.  Bank borrowings are considered to be financing activities.

Stock-based compensation

In fiscal 2003, the company adopted the new recommendations of the CICA for accounting for stock-based compensation.  No compensation expense is recognized on either the grant or exercise of an option under the plan.  Upon exercise, the transaction is recorded as an issuance of capital stock for cash on exercise of stock options. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

3.  Acquisition

Reverse take-over

On February 28, 2002, the company acquired the business of Shoprider Canada by acquiring all of the issued and outstanding shares of 393231 and Ambassador.  As a result of this transaction, 393231 and Ambassador became wholly-owned subsidiaries of the company, and the former shareholders of 393231 and Ambassador in turn own the majority of the issued and outstanding shares of the company.  The transaction is therefore a reverse take-over and has been accounted for by the purchase method, with the combined entity consisting of 393231, Ambassador and Shoprider Canada being the acquirer for accounting purposes.  This acquisition has been recorded at the book value of the accounting acquiree (the company) on the acquisition date.  The net liabilities assumed by this combined entity in this reverse take-over were:

Assets acquired
Cash	$55
Other current assets	10,343
Property and equipment	2,196

12,594
Liabilities assumed
Payables and accruals	(103,737)

Net liabilities assumed	$(91,143)

Purchase price consists of:
30,000,000 common shares of AMS Homecare Inc.	$(128,706)
Acquisition costs	37,563

$(91,143)

A finder’s fee of 1,750,000 of the company’s common shares was authorized subsequent to February 28, 2002.  These shares were issued in June 2002 to the current CEO of the company.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement and will be released from escrow evenly over a 72-month period. 1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following. The release of these shares from escrow is not subject to the verification of any representation and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador.  The 10,000,000 shares will be issued only in the event that Shoprider Canada’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $469,925.  In the event EBITDA for these two fiscal years is less than $469,925 but not less than $422,932, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $422,932, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

3.  Acquisition, (Continued)

Three Kay Enterprises Inc.

Pursuant to a Share Purchase Agreement entered into on June 7, 2002, the company acquired all the issued and outstanding shares of Three Kay Enterprises Inc. (“Three Kay”).  Three Kay holds the exclusive North American distribution rights for certain medical products.  Under these distribution agreements, Three Kay must purchase a minimum of U.S. $100,000 of products in the first year with minimum purchases in subsequent years to be agreed on with the producers of the medical products.  This acquisition has been accounted for as an asset purchase.

The shares of Three Kay were purchased for $31,900 which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company’s common shares.  On February 10, 2003, Three Kay changed its name to AMS Homecare Canada Inc..

IER Systems

During the year the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$15,050
Plant and equipment	5,268
Intellectual property	2,257

Total	$22,575

These are included in the assets of the company as at February 29, 2004.  The purchase price of these assets was $22,575 in cash and $30,100 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

4.  Plant and equipment

			2004	2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$10,889	$1,634	$9,255	$3,860
Office furniture and equipment	27,385	19,510	7,875	7,665
Warehouse equipment	14,100	11,967	2,133	3,047
Leasehold improvements	-	-	-	6,533
Computer hardware and software	46,045	30,415	15,630	4,943

$98,419	$63,526	$34,893	$26,048

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

5.  Intangible assets

			2004	2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Distribution rights	$32,658	$9,798	$22,860	$29,393
Trademarks	11,895	3,728	8,167	7,198
Financing costs	20,821	13,745	7,076	5,939
Intellectual property	2,346	-	2,346	-
Product development costs	8,389	-	8,389	8,389

	$76,109	$27,271	$48,838	$50,919

6.

Bank demand loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $752,502.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum (effective rate of 5.25% at February 29, 2004).  The security includes a first floating charge over all assets and an assignment of inventories. This facility contains certain covenants with respect to total liabilities to tangible net worth.  As at year end, the company was in compliance with respect to these covenants.

7.  Long term debt

	2004	2003
Long term debt	$156,136	$163,377
Less current portion	34,461	26,149

	$121,675	$137,228

Long term debt consists of a 60-month loan, maturing November 2007, bearing interest at prime plus 10.5%, repayable in blended monthly payments of $4,513.  The security includes a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and one of the Directors.  This facility contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.  As at year-end the company was in compliance with respect to these covenants.

Principal repayments of the Long term debt are as follows:
2005	$34,461
2006	40,074
2007	46,517
2008	35,084

$156,136

8.

Due to shareholders

Advances received from shareholders are due on demand and are unsecured.  Shareholders have agreed not to demand repayment in advance of March 1, 2005.  The company agrees to pay/accrue interest of U.S. $2,800 per month to the shareholders, an effective interest rate of 10%.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

9.

Capital stock

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,398,891 Common Shares ( 2003:  46,398,891; and  2002:  43,965,588)

During March 2002, the company completed a 250,000 unit, private placement raising $15,756.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.11 per unit.

In April 2002, 100,000 special warrants were converted into the company’s common shares.  These special warrants are included in the February 28, 2002 balance of 3,070,000 warrants and these special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

In August 2002, the company received proceeds for the issuance of 333,333 shares to the vendor of Three Kay Enterprises Inc.  These shares were issued in October 2002. (Note 3).

Stock Options and Warrants:

The continuity of share purchase options is as follows:

2004		2003
Number of Options	Average Price	Number of Options	Average Price

Outstanding, beginning of year	2,450,000	$ -	-	$ -

Adjustments for non-issuance	(320,000)	-	-	-

Granted during the year	-	-	2,450,000	0.16

Outstanding, end of year	2,130,000	$ 0.16	2,450,000	$ 0.16

Contractual remaining life in years		4.92		4.92

The company applies the intrinsic value based method of accounting for stock-based compensation granted to employees and directors.  Accordingly, no compensation expense has been recognized for stock options granted to employees and directors.  Had compensation expense been determined based on the fair value at grant date for stock options, the company’s net earnings and net earnings per share would have been decreased to the pro-forma amounts indicated below:

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

9.

Capital stock, (Continued)

Stock Options (Continued)

	2004	2003
Net earnings (loss)
As reported	$182,288	$(179,884)
Pro forma	$141,671	$(159,046)
Net earnings (loss) per share, basic and fully diluted
As reported	$0.01	$(0.01)
Pro forma	$0.01	$(0.01)

The fair value of the options granted was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4.16%, a dividend yield of 0%, expected volatility of 135% and expected option life of

5 years.

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise price	Outstanding February 28, 2003	Issued	Expired/ Exercised	Outstanding February 29, 2004

March 24, 2004	$0.11	250,000	-	-	250,000

		250,000	-	-	250,000

For subsequent events, see note 16.

Share repurchase option

The company has an option solely at its discretion to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over disclosed in Note 3.  This option is exercisable in the event that the company’s president voluntarily terminates her employment with the company in advance of February 28, 2006. The repurchase price is $0.06 per share and expires on February 28, 2006.

10.

Income taxes

The components of the future income tax assets and liabilities at February 29, 2004 and 2003 are as follows:

	2004	2003
Plant and equipment	$1,881	$6,614
Intangible assets	(752)	(5,291)
Non-capital losses		-		101,190
		1,129		102,513
Valuation allowance		(1,129)		(102,513)

	$	Nil	$	Nil

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

10.

Income taxes, (Continued)

The company’s non-capital losses that, if not used, will expire as follows:

2011	$1,505

The potential future tax benefit that may be derived from these losses and expenditures has been offset by a valuation allowance because it is uncertain that sufficient future income will be earned to realize those benefits.  Also, the availability of the above deductions for income tax purposes may be restricted if there is a change in control of the company.

The following schedule reconciles the expected statutory tax provision with the tax provision recorded in these consolidated financial statements:

	2004	2003

Net earnings (loss), before income taxes	$183,168	$(172,183)

Effective tax rate	38%	40%

Expected provision	$69,604	$(68,873)
Utilization of non-capital losses	(75,969)	-
Temporary timing differences	7,244	9,787
Valuation allowance	-	66,787

	$879	$7,701

11.

Changes in non-cash operating working capital

	2004	2003

Receivables	$(221,545)	$36,675
Inventories	(170,173)	(54,399)
Prepaids	(48,042)	(15,169)
Payables and accruals	(148,443)	(58,480)
Income taxes	903	(5,457)

	$(587,300)	$(96,830)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

12.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

2005	$57,928
2006	56,278
2007	56,278
2008	56,278

$226,762

13.

Commitments

(1)

In October 2, 2002, the company announced the execution of a formal Equity Line of Credit Agreement with a New Jersey limited partnership (“LP”) pursuant to which the LP has committed to purchase up to $3,762,510 of the company’s common shares over a two-year period.  This financing is subject to a successful listing for quotation of the company’s common shares on the NASD Over-the-Counter Bulletin Board and approval by the TSX Venture Exchange.

(2)

The company has outstanding letters of credit for inventory in the amount of $63,525 as at February 29, 2004.

(3)

On May 8, 2003, the company entered into a one-year agreement with an Investor Relations firm to provide investor relation services for approximately $753 per month.  On March 9, 2004, the company retained the additional services of the firm to provide the company with a Broker Investor Relations Program for $3,010 per month, plus the option to purchase 400,000 shares of the company in equal quarterly increments over the next 12 months.  The strike price for these options is CDN $0.20, $0.25, $0.30, and $0.35.

(4)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States. The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at February 29, 2004, the acquisition and the financing have not been closed.

14.

Financial instruments and risk management

Fair value

The company has various financial instruments including cash, receivables, payables and accruals, and long term debt.  It is not practicable to estimate the fair value of the amounts due from related parties or due to shareholders.  The fair value of all other financial instruments approximates their recorded amounts.

Credit risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

14.

Financial instruments and risk management, (Continued)

Foreign exchange risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  AMS does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest rate risk

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates. This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  A variation of 1% in bank interest rates would impact the company’s statement of earnings by approximately $7,327 per annum.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

15.

Economic dependence

Approximately 86% (February 28, 2003:  95%; February 28, 2002:  97%) of sales are from products provided by the company’s largest supplier.

16.

Subsequent events:

Subsequent to year end:

(a)

On March 8, 2004, the company announced that it had received its OTC Bulletin Board trading symbol (AHCKF) and will commence trading of its common stock on the OTCBB.

(b)

On March 9, 2004, the company announced that it had retained the additional services of an Investor Relations firm to provide the company with a Broker Investor Relations Program.

(c)

On March 16, 2004, the company announced that a shareholder had exercised 250,000 share purchase warrants entitling the shareholder to purchase 250,000 common shares at a price of eleven cents per share.

(d)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, have made, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the field of implantable sensors related to patient monitoring.

(e)

On May 5, 2004, the company announced the approval by Health Canada of the company’s applications for the issuance of the Drug Identification Numbers (DIN) for the patented liquid filled cotton swab technology products. This approval allows the company to initiate marketing for both Snap-Stiks products throughout Canada.

(f)

On May 7, 2004, the company announced an increase in its operating line of credit from the Royal Bank of Canada from $725,795 to $907,243.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

17.  Contingencies

A former employee is currently seeking a claim against the company for $188,125 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period.  Management believes that the company will be successful in defending this claim and the company’s legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

A former employee has filed a wrongful dismissal claim against the company.  The company is defending this action and management believes that the company will be successful in defending this claim.  The company believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at February 29, 2004.

18.  Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”).  The differences between the Canadian and U.S. bases that affect these financial statements are as follows:

(1)

Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to a reverse-takeover are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary’s cash balance.

(3)

Under Canadian GAAP, the 1,750,000 shares issued as finders’ fees to the husband of the company’s president (Note 3) have been accounted for as a non-cash cost of the acquisition.  Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value.  As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary’s cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

18.  Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing differences is set out below:

Balance sheet	2004	2003

Assets under Canadian GAAP	$1,365,413	$918,889

(1) Product development costs expensed under U.S. GAAP	(8,389)	(8,389)

Assets under U.S. GAAP	$1,357,024	$910,500

Shareholders’ equity (deficiency) under Canadian GAAP	$170,543	$(11,745)

(1) Product development costs expensed under U.S. GAAP	(8,389)	(8,389)
(2) Adjustment to capital stock for acquisition costs
In excess of company acquired	-	-
(2) Acquisition costs in excess of cost of company
Acquired expensed	-	-

(3) Adjustment to capital stock for fair value of finders’ fee shares issued	114,300	114,300
(3) Fair value of finder’s fee shares expensed	(114,300)	(114,300)

Shareholders’ (deficiency) equity under U.S. GAAP	$162,154	$(20,134)

Statements of operations	2004	2003

Net earnings (loss) under Canadian GAAP	$182,288	$(179,884)

(1) Product development costs expensed under U.S. GAAP	-	-
(2) Acquisition costs in excess of cash of company
Acquired expensed	-	-
(3) Fair value of finders’ fee expensed	-	(114,300)

Net (loss) earnings under U.S. GAAP	$182,288	$(294,184)

Weighted average common shares outstanding	46,398,891	45,645,101

Earnings (loss) per share, basic and fully diluted	$0.01	$(0.01)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

18.  Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Statements of cash flows	2004	2003

Operating under Canadian GAAP and U.S. GAAP	$(377,820)	(262,669)

Financing under Canadian and U.S. GAAP	$411,776	310,517

Investing under Canadian GAAP and U.S. GAAP		$(33,956)	(47,946)

Non-cash investing and financing transactions not included in cash flows
Compensation expense related to warrants under U.S. GAAP	$	Nil	114,300

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Account for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management’s preliminary assessment of this statement is that it will not have a material impact on the company’s financial position or results of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

18.  Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Recent accounting pronouncements (Continued)

In November 2002, the Financial Accounting Standards Board reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In November 2002, the Financial Accounting Standards Board reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148).  The statement amends SFAS 123 "Accounting for Stock-Based Compensation:" (FAS  123) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

For the Years Ended February 29, 2004 and 2003

(Unaudited - see Notice to Reader)

18.  Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Recent accounting pronouncements (Continued)

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The provisions of SFAS 149 are required to be applied prospectively. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".  SFAS 150 requires that three classes of freestanding financial instruments that embody obligations for entities be classified as liabilities. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management’s preliminary assessment of this statement is that it will not have a material impact on the Company’s financial position or results of operations.